ISSUED ON BEHALF OF REED ELSEVIER PLC

19 May 2008

Director/PDMR Shareholding

Reed Elsevier received notification today, that on 16 May 2008 Nicholas Baker, a PDMR of Reed Elsevier acquired 475 Reed Elsevier PLC ordinary shares at 656.30p per share, following reinvestment of the dividend paid to ordinary shareholders on 16 May 2008.